                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 14D-1
                 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                        OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ___________________
                                    SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)

                               AMERICAN PAGING, INC.
                         (Name of Subject Company [Issuer])

                                  API MERGER CORP.
                                        AND
                          TELEPHONE AND DATA SYSTEMS, INC.
                                      (BIDDER)

                          COMMON SHARES ($1.00 PAR VALUE)
                           (Title of Class of Securities)

                                      02882K10
                       (CUSIP NUMBER OF CLASS OF SECURITIES)

                               LEROY T. CARLSON, JR.
                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          TELEPHONE AND DATA SYSTEMS, INC.
             30 N. LASALLE STREET, SUITE 4000, CHICAGO, ILLINOIS 60602
              (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on Behalf of Bidder)

                                      COPY TO:
                               JAMES G. ARCHER, ESQ.
                                  SIDLEY & AUSTIN
                                  875 THIRD AVENUE
                              NEW YORK, NEW YORK 10022
                                   (212) 906-2000

                             CALCULATION OF FILING FEE
     TRANSACTION                                                 AMOUNT OF
      VALUATION*                                                 FILING FEE
     $9,122,120*                                                 $1,824

* Note: The Transaction Valuation is calculated by multiplying (i) $2.50, the per share tender offer price, by (ii) 3,658,946 (the total of 7,645,446 (the number of Common Shares outstanding) minus 4,000,000 (the number of Common Shares owned by API Merger Corp.) plus 13,500 (the number of Common Shares subject to options with an exercise price less than $2.50)) and subtracting from such product the aggregate exercise price of the options.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: ___________
     Form or Registration No.: _________
     Filing Party: ___________
     Date Filed:   ___________

     Note:  The remainder of this cover page is only to be completed if this
Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934. See General Instructions D, E and F to Schedule 14D-1.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02882K10
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     API Merger Corp.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a)  / /
                                                                   (b) / /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                         / /
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 16,500,000 shares - Includes 12,500,000 Series A Common Shares, par value $1.00 per share (the "Series A Common Shares"), which have fifteen votes per share on all matters and are convertible on a share-for-share basis into Common Shares, and 4,000,000 Common Shares, par value $1.00 per share (the "Common Shares"). See Item 6 for further explanation.
-------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                         / /
-------------------------------------------------------------------------------
9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) - Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 52.3% of the outstanding Common Shares of the Issuer for a combined total of approximately 81.9% of the Issuer's outstanding classes of capital stock and approximately 98.1% of their combined voting power.*
-------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON (See Instructions)

     CO
-------------------------------------------------------------------------------
* Based on 7,645,446 Common Shares and 12,500,000 Series A Common Shares outstanding on February 10, 1998.

CUSIP No. 02882K10
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Telephone and Data Systems, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) / /
                                                                    (b)/ /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC, BK
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                          / /
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Iowa
-------------------------------------------------------------------------------
7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 16,500,000 shares - Includes 12,500,000 Series A Common Shares, par value $1.00 per share (the "Series A Common Shares"), which have fifteen votes per share on all matters and are convertible on a share-for-share basis into Common Shares, and 4,000,000 Common Shares, par value $1.00 per share (the "Common Shares"). See Item 6 for further explanation.
-------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          / /
-------------------------------------------------------------------------------
9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) - Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 52.3% of the outstanding Common Shares of the Issuer for a combined total of approximately 81.9% of the Issuer's outstanding classes of capital stock and approximately 98.1% of their combined voting power.*
-------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON (See Instructions)

     HC, CO
-------------------------------------------------------------------------------
* Based on 7,645,446 Common Shares and 12,500,000 Series A Common Shares outstanding on February 10, 1998.

CUSIP No. 02882K10
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     The Trustees of The Voting Trust under Agreement dated June 30, 1989, as amended
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) /X/
                                                                      (b) / /
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                          / /
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 16,500,000 shares - Includes 12,500,000 Series A Common Shares, par value $1.00 per share (the "Series A Common Shares"), which have fifteen votes per share on all matters and are convertible on a share-for-share basis into
     Common Shares, and 4,000,000 Common Shares, par value $1.00 per share
     (the "Common Shares").  See Item 6 for further explanation.
-------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          / /
-------------------------------------------------------------------------------
9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) - Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 52.3% of the outstanding Common Shares of the Issuer for a combined total of approximately 81.9% of the Issuer's outstanding classes of capital stock and approximately 98.1% of their combined voting power.*
-------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     00
-------------------------------------------------------------------------------
* Based on 7,645,446 Common Shares and 12,500,000 Series A Common Shares outstanding on February 10, 1998.

          This Tender Offer Statement on Schedule 14D-1 and Amendment No. 2 to Schedule 13D (this "Statement") relates to the offer by API Merger Corp., a Delaware corporation ("Purchaser"), and a direct wholly owned subsidiary of Telephone and Data Systems, Inc., a company organized under the laws of Iowa ("TDS"), to purchase all outstanding Common Shares, par value $1.00 per share (the "Common Shares"), of American Paging Inc., a Delaware corporation (the "Company"), at a price of $2.50 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 18, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are attached hereto as Exhibits (a) (1) and (a) (2), respectively.

ITEM 1.   SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is American Paging, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1300 Godward Street NE, Suite 3100, Minneapolis, Minnesota 55413-1767.

     (b) The class of equity securities being sought is all the outstanding Common Shares, par value $1.00 per share, of the Company. The information set
forth under "INTRODUCTION" and "THE TENDER OFFER -- 1.   Terms of the Offer;
Expiration Date" of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Common Shares are traded and certain high and low sales prices for the Common Shares in such principal market set forth in "THE TENDER OFFER -- 6. Price Range of Common Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Purchaser, TDS and the Trustees of The Voting Trust. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser, TDS and the Trustees of the Voting Trust under Agreement dated June 30, 1989, as amended (the "Voting Trust"), and the information concerning the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and the name, principal business and address of any business, corporation or other organization in which such occupation, position, office or employment was carried on and citizenship of each of the executive officers and directors of Purchaser and TDS and the Trustees of the Voting Trust are set forth under "INTRODUCTION", "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser, TDS and the Trustees of The Voting Trust" and Schedules I and II of the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, none of Purchaser, TDS nor The Voting Trust, and, to the best knowledge of Purchaser and TDS, none of the persons listed in Schedules I and II of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- Beneficial Ownership of Securities of the Company", "SPECIAL FACTORS -- Related Party Transactions" and "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser, TDS and The Voting Trust" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger" "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of TDS and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger; Certain Effects of the Offer", "SPECIAL FACTORS -- The Merger Agreement", "THE TENDER OFFER -- 7. Certain Information Concerning the Company" and "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser, TDS and The Voting Trust" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth under "THE TENDER OFFER -- 9. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of TDS and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger; Certain Effects of the Offer" and "SPECIAL FACTORS -- The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth under "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger; Certain Effects of the Offer" and "THE TENDER OFFER -- 11. Effect of the Offer on the Market for the Common Shares; American Stock Exchange, Inc. and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- Beneficial Ownership of Securities of the Company", "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser, TDS and The Voting Trust" and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of TDS and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger; Certain Effects of the Offer", "SPECIAL FACTORS -- The Merger Agreement" and "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser, TDS and The Voting Trust" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Opinion of Financial Advisor to the Special Committee", "SPECIAL FACTORS -- Analysis of Financial Advisor to TDS" and "THE TENDER OFFER -- 14. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a)  Not applicable.

     (b)-(c) and (e) The information set forth under "THE TENDER OFFER -- 13. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under "THE TENDER OFFER -- 11. Effect of the Offer on the Market for the Shares, American Stock Exchange, Inc. and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, Letter of Transmittal and the Agreement and Plan of Merger, dated as of February 11, 1998, among TDS, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), is incorporated herein by reference and the information set forth in the Asset Contribution Agreement, dated as of December 22, 1997, among TDS, TSR Paging, Inc., a Delaware corporation ("TSR Paging"), and TSR Wireless, a Delaware LLC ("TSR Wireless"), and the Option Agreement, dated as of December 22, 1997, between TDS and TSR Wireless, which are listed as Exhibits (c)(2) and (c)(3), is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)  Form of Offer to Purchase dated February 18, 1998.

     (a)(2)  Form of Letter of Transmittal.

     (a)(3)  Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter from Credit Suisse First Boston Corporation to Brokers, Dealers, Commercial Banks Trust Companies and Nominees.

     (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement as published in The Wall Street Journal on February 18, 1998.

     (a)(8) Joint Press Release issued by the Company and TDS on February 11, 1998.

     (a)(9)  Press Release issued by TDS on February 18, 1998.

     (a)(10) Letter to Company Stockholders dated February 18, 1998.

     (b)   None.

     (c)(1) Agreement and Plan of Merger, dated as of February 11, 1998, among TDS, Purchaser and the Company.

     (c) (2) Asset Contribution Agreement, dated as of December 22, 1997, among TDS, TSR Paging and TSR Wireless, is hereby incorporated herein by reference to
Exhibit 2.1 of the Schedule 13-D relating to the Company filed by TDS on December 23, 1998.

     (c)(3) Option Agreement, dated as of December 22, 1997, between TDS and TSR Paging, is hereby incorporated herein by reference to Exhibit 2.2 of the
Schedule 13-D relating to the Company filed by TDS on December 23, 1998.

     (c)(4) Restated Certificate of Incorporation, as amended, is hereby incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

     (c)(5) The Voting Trust Agreement, dated June 30, 1989, as amended, is hereby incorporated herein by reference to Exhibit 9.1(a), Exhibit 9.1(b) and
Exhibit 9.1(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

     (c)(6) Exchange Agreement, between the Company and TDS, is hereby incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (Registration No. 33-72707).

     (c)(7) Revolving Credit Agreement, between the Company and TDS, is hereby incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Registration No. 33-72707).

     (c)(8) Amendment to Revolving Credit Agreement, between the Company and TDS, dated March 5, 1997 and effective January 1, 1997, is hereby incorporated by reference to Exhibit 10.2(b) of the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

     (c)(9) Amendment to Revolving Credit Agreement, between the Company and TDS, dated January 13, 1998.

     (c)(10) Intercompany Agreement, between the Company and TDS, is hereby incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (Registration No. 33-72707).

     (c)(11) Registration Rights Agreement, between the Company and TDS, as amended, is hereby incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (Registration No. 33-72707).

     (c)(12) Employee Benefit Plans Agreement, between the Company and TDS, is hereby incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (Registration No. 33-72707).

     (d)  None.

     (e)  Not Applicable.

     (f)  None.

                                JOINT FILING AGREEMENT

          The undersigned hereby agree and consent, pursuant to Rule 13d-(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties.


                                      SIGNATURES

Dated:  February 18, 1998

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


API MERGER CORP.                                 THE VOTING TRUST*


By: /s/ LEROY T. CARLSON, JR.                    /s/ LEROY T. CARLSON, JR.

     Name:  LeRoy T. Carlson, Jr.                 LeRoy T. Carlson, Jr.
     Title:    President                 Title:  As Trustee and Attorney-in-Fact
                                            for other Trustees**

                                   *  Signature only for Amendment No. 2 to
                                       the Schedule 13D relating to the direct
TELEPHONE AND DATA SYSTEMS, INC.       and indirect beneficial ownership of the
                                       Common Shares of American Paging, Inc.
                                       by API Merger Corp., Telephone and Data
By: /s/ LEROY T. CARLSON, JR.          Systems, Inc. and The Voting Trust,
     Name:  LeRoy T. Carlson, Jr.      respectively.

                                   **Pursuant to Joint Filing Agreement and
                                       Power of Attorney previously filed with
                                       the Securities and Exchange Commission
                                       and incorporated by reference herein.



           Signature Page to Schedule 14D-1 relating to the Offer by API
             Merger Corp. to purchase all outstanding Common Shares of
             American Paging, Inc. and Amendment No. 2 to Schedule 13D
       relating to the direct and indirect beneficial ownership of the Common
         Shares of American Paging, Inc. by API Merger Corp., Telephone and
               Data Systems, Inc., and The Voting Trust, respectively.

                                    EXHIBIT INDEX


            EXHIBIT NO.            EXHIBIT DESCRIPTION

          (a)(1)         Form of Offer to Purchase dated February 18, 1998.

          (a)(2)         Form of Letter of Transmittal.

          (a)(3)         Form of Notice of Guaranteed Delivery.

          (a)(4) Form of Letter from Credit Suisse First Boston Corporation to Brokers, Dealers, Commercial Banks Trust Companies and Nominees.

          (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

          (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (a)(7) Summary Advertisement as published in The Wall Street Journal on February 18, 1998.

          (a)(8) Joint Press Release issued by the Company and TDS on February 11, 1998.

          (a)(9)         Press Release issued by TDS on February 18, 1998.

          (a)(10)        Letter to Company Stockholders dated February 18, 1998.

          (c)(1) Agreement and Plan of Merger, dated as of February 11, 1998, among TDS, Purchaser and the Company.

          (c)(9) Amendment to Revolving Credit Agreement, between the Company and TDS, dated January 13, 1998.